

September 17, 2012

Via E-mail
Mr. Jeffrey S. Lorberbaum
Chief Executive Officer
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, Georgia 30701

> **Re:** **Mohawk Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 3, 2012**
> **File No. 001-13697**

Dear Mr. Lorberbaum:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page 43

Note (14) Commitments and Contingencies, page 65

1. We note the disclosure with respect to your legal contingencies that "the ultimate outcome of these actions…could have a material adverse effect on [your] results of operations in a given quarter or year." Please tell us your consideration for disclosing the reasonably possible range of loss for a matter that could be material. Additionally, please disclose whether you believe the outcome in these cases will have a material impact on your cash flows and liquidity. Please refer to ASC 450-20-50-1 through 50-6. Please note that this comment also applies to your environmental matters.

Note (17) Quarterly Financial Data (Unaudited), page 70

2. We note your disclosure that during the fourth quarter of 2011 you corrected an error in your consolidated financial statements related to accounting for operating leases by recording an additional charge of $6,035,000 to selling, general and administrative expenses for that quarter. You state that you believe the correction of this error to be both quantitatively and qualitatively immaterial to your quarterly results for 2011, or to any of your previously issued consolidated financial statements. Please tell us why you believe the correction of this lease accounting error was immaterial in relation to your quarterly and annual consolidated financial statements for 2011 and prior periods. Please also tell us what consideration you gave to providing additional disclosure as to why you believe this correction was immaterial.

Definitive Proxy Statement filed on Schedule 14A

Annual Cash Incentive Awards, page 17

3. We note that you have provided charts and a detailed discussion of the Incentive Plan Financial Goals that account for 25% of Messrs. Turk and Thiers incentive awards. However, you do not provide details of their EPS and EBITDA business unit goals which account for the remaining 75% of their incentive award. Please revise to discuss these goals as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff accountant, at (202) 551-3332 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief